

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 25, 2018

<u>Via E-mail</u>
Paul Lohrey
Director, Chief Executive Officer, and President
iShares® Commodity Optimized Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

> **Re:     iShares® Commodity Optimized Trust**
> **Registration Statement on Form S-1**
> **Filed April 13, 2018**
> **File No. 333-224285**

Dear Mr. Lohrey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Andrew M. Faulkner, Esq. (*via e-mail*)